VECTOR Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: flacireno@vectorlaw.com
Our File No. 1143

VIA SEDAR

May 3, 2002

Attention: Manager, Information and Records

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

re: Pacific Amber Resources Ltd. (the "Company")
News Release - Incentive Stock Option Termination

In accordance with Section 85 of the Securities Act (British Columbia), enclosed, for your files, is a copy of a news release, dated May 3, 2002.

We advise that in order to meet the dissemination requirements of the TSX Venture Exchange, on behalf of the Company, a copy of the said news release has been forwarded to the following commercial news disseminators:

Vancouver Stockwatch Magazine — Market News

Yours very truly,
VECTOR Corporate Finance Lawyers

Per:
"Fina Lacireno"
Fina Lacireno
Legal Assistant

ftl
Encl.

cc: Pacific Amber Resources Ltd. (Attn: Hiro Ogata)
Alberta Securities Commission, w/encl. – via SEDAR
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.)
Securities & Exchange Commission (Attn: Division of Corporate Finance - Exemption No.82-1941, w/encl.)

dlw 5/20

p:\clients\1-sedar\pac-amb\news-rel\2002\sob-lt1.doc

PACIFIC AMBER RESOURCES LTD.
P.O. Box 3, 402 - 595 Howe Street
Vancouver, British Columbia
V6C 2T5
Tel. (604) 688-6681 Fax (604) 688-2641

TSX Venture Exchange Trading Symbol - PCR

May 3, 2002

NEWS RELEASE

Hiro Ogata, the President of Pacific Amber Resources Ltd. (the "Company") announces the termination of an incentive stock option agreement granted on July 5, 2001 for a period of two years to a consultant of the Company, to purchase up to a total of 50,000 shares in its capital stock, at a price of $0.21 per share.

PACIFIC AMBER RESOURCES LTD.

Per:
"Hiro Ogata"
Hiro Ogata, President